UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF CHANGES IN BOARD COMPOSITION

On October 24, 2018, Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), issued a press release announcing the appointment of Ms. Arundhati Bhattacharya as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from January 1, 2019, subject to the approval of the Company’s shareholders.

The Board of Directors of the Company has determined that Ms. Bhattacharya is independent under the applicable provisions of the Companies Act, 2013, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and the listing standards of the New York Stock Exchange, Ms. Bhattacharya will serve as a member on the Audit Committee of the Board.

A copy of the letter to the securities exchanges is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

INDEX TO EXHIBITS

Item

99.1	Letter to Securities Exchanges, dated October 24, 2018, announcing the appointment of Ms. Arundhati Bhattacharya to the Company’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal
Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: October 26, 2018